# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SOUNDTHINKING, INC., CIK 0001351636
CUSIP: 82536T107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 39300 CIVIC CENTER DRIVE, SUITE 300, FREMONT, California (CA), 94538
Date of event which requires filing of this statement: 04/23/2026
Filed pursuant to Rule 13d-1(b), Rule 13d-1(c)
Filed by CIK 0001728689

## Reporting persons
- Kopion Asset Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 1,018,977; aggregate amount beneficially owned 1,018,977 (7.9% of the class)
- Ledbetter Terry Lee Jr: type of reporting person: individual (IN); citizenship or place of organization: Texas (TX); sole voting power 647,797; shared voting power 0; sole dispositive power 0; shared dispositive power 647,797; aggregate amount beneficially owned 647,797 (5% of the class)

## Item 1. Issuer
Name of issuer: SOUNDTHINKING, INC.
Address of issuer's principal executive offices: 39300 CIVIC CENTER DRIVE, SUITE 300, FREMONT, CALIFORNIA, 94538

## Item 2. Person Filing
Name of person filing: This statement is being jointly filed by, and on behalf of, Kopion Asset Management, LLC, a Texas limited liability company ("Kopion") and Terry Ledbetter, Jr., a US citizen.
Address of principal business office or, if none, residence: 400 W. Louisiana Street, McKinney, TX 75069
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,018,977
Percent of class: 7.9%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 1,018,977

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds form the common stock of SoundThinking, Inc. Of those various persons, Terry Ledbetter, Jr. is the only one with an interest of 5% or more. He is listed as a separate reporting person in this Schedule 13G, falling under the requirements as a Passive Investor.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Kopion Asset Management, LLC: Terry Ledbetter, Jr., President & Secretary (04/24/2026)
- Ledbetter Terry Lee Jr: Terry Ledbetter, Jr., President & Secretary (04/24/2026)